UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Imagis Technologies Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
45246M100
(CUSIP Number)
Wayne Smith Suite 1630, 1075 West Georgia Street Vancouver, British Columbia Canada V6E 3C9 (604) 684-2449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45246M100	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS Keith Kretschmer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

1,585,002

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

1,585,002

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,002
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (23,653,066 common shares of the Issuer were issued and outstanding as of March 15, 2005)
14		TYPE OF REPORTING PERSON IN

CUSIP No. 45246M100	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to common shares, without par value, of Imagis Technologies Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at Suite 1630, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 Canada.

Item 2.  Identity and Background.

(a)

Keith Kretschmer

(b)

294 Sunshine Avenue, Sequim, Washington 98382-9681

(c)

Retired; 294 Sunshine Avenue, Sequim, Washington 98382-9681

(d)

Mr. Kretschmer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Kretschmer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States

Item 3.  Source and Amount of Funds or Other Consideration.

In a private placement of units (the “April Units”) of the Issuer that closed on April 28, 2004, with each April Unit consisting of one common share and one warrant to purchase one common share, Mr. Kretschmer acquired 337,500 common shares and 337,500 warrants pursuant to a subscription agreement between Mr. Kretschmer and the Issuer.  The information contained in Exhibit 1 below is hereby incorporated by reference to this Item 3.  The aggregate amount paid by Mr. Kretschmer from his personal funds for the April Units was Cdn$135,000.

In order to purchase the common shares underlying the warrants, Mr. Kretschmer must pay the exercise price for such securities.  The information contained in Exhibit 2 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In a private placement of units (the “November Units”) of the Issuer that closed on November 30, 2004, with each November Unit consisting of one common share and one warrant to purchase one common share, Mr. Kretschmer acquired 410,000 common shares and 410,000 warrants pursuant to a subscription agreement between Mr. Kretschmer and the Issuer.  The information contained in Exhibit 3 listed in Item 7 below is hereby incorporated by reference to this Item 3.  The aggregate amount paid by Mr. Kretschmer from his personal funds for the November Units was Cdn$123,000.

In order to purchase the common shares underlying the warrants, Mr. Kretschmer must pay the exercise price for such securities.  The information contained in Exhibit 4 listed in Item 7 below is hereby incorporated by reference to this Item 3.

In order to purchase the common shares subject to certain stock options, Mr. Kretschmer must pay the exercise price for such securities.  The information contained in Exhibit 5 and Exhibit 6 listed in Item 7 below is hereby incorporated by reference to this Item 3.

CUSIP No. 45246M100	13D	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

In the private placement of April Units, Mr. Kretschmer acquired 337,500 common shares and 337,500 warrants to purchase one common share.  The information contained in Exhibit 1 and Exhibit 2 in Item 7 below is hereby incorporated by reference to this Item 4.  Mr. Kretschmer purchased these securities for investment purposes.

In the private placement of November Units, Mr. Kretschmer acquired 410,000 common shares and 410,000 warrants to purchase one common share.  The information contained in Exhibit 3 and Exhibit 4 in Item 7 below is hereby incorporated by reference to this Item 4.  Mr. Kretschmer purchased these securities for investment purposes.

Certain of the common shares beneficially owned by Mr. Kretschmer are subject to stock options that were granted to Mr. Kretschmer by the Issuer as a result of his position as a director of the Issuer.  The information contained in the recitals of Exhibit 5 and the recitals of Exhibit 6 in Item 7 below is hereby incorporated by reference to this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Kretschmer is the beneficial owner of 1,585,002 common shares, or 6.5% of the Issuer’s outstanding common shares as of March 15, 2005, which includes (i) 33,335 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within the next sixty (60) days at an exercise price of Cdn$0.66 per common share; (ii) 31,667 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within the next sixty (60) days at an exercise price of Cdn$0.40 per common shares; (iii) 337,500 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.50 per common share through April 28, 2005 and are exercisable from April 28, 2005 until April 28, 2006 at an exercise price of Cdn$0.75 per common share; and (iv) 410,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.40 per common share through November 29, 2005 and are exercisable from November 30, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per common share.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 1,585,002 common shares, which includes 65,002 common shares issuable pursuant to stock options under the Issuer’s stock option plan and 747,500 common shares issuable upon the exercise of warrants.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 1,585,002 common shares, which includes 65,002 common shares issuable pursuant to stock options under the Issuer’s stock option plan and 747,500 common shares issuable upon the exercise of warrants.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

CUSIP No. 45246M100	13D	Page 5 of 6 Pages

(c)

Except as described in Item 3 above, Mr. Kretschmer did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 3 above, pursuant to certain subscription agreements, Mr. Kretschmer acquired 747,500 common shares and 747,500 warrants of the Issuer.  Mr. Kretschmer may acquire (i) 337,500 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.50 per common share through April 28, 2005 and are exercisable from April 28, 2005 until April 28, 2006 at an exercise price of Cdn$0.75 per common share, and (ii) 410,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.40 per common share through November 29, 2005 and are exercisable from November 30, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per common share.

The information contained in Exhibit 2 and Exhibit 4 in Item 7 below is hereby incorporated by reference to this Item 6.

Mr. Kretschmer may acquire (i) 33,335 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within the next sixty (60) days at an exercise price of Cdn$0.66 per common share, and (ii) 31,667 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and exercisable within the next sixty (60) days at an exercise price of Cdn$0.40 per common share.

The information contained in Exhibit 5 and Exhibit 6 in Item 7 below is hereby incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits.

1.

Subscription Agreement dated April 28, 2004 between the Issuer and Mr. Kretschmer

2.

Warrant dated April 28, 2004 issued to Mr. Kretschmer

3.

Subscription Agreement dated November 30, 2004 between the Issuer and Mr. Kretschmer

4.

Warrant dated November 30, 2004 issued to Mr. Kretschmer

5.

Stock Option Agreement dated March 26, 2004 between Issuer and Mr. Kretschmer

6.

Stock Option Agreement dated August 18, 2004 between Issuer and Mr. Kretschmer

CUSIP No. 45246M100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

 __________________, 2005

______________________________ Keith Kretschmer